                                                                File Nos. 69-362
                                                                          69-412
                                                                          69-419



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  FORM U-3A-2

             Statement by Holding Company Claiming Exemption under Rule U-3A-2 from the Provisions of the Public Utility
                          Holding Company Act of 1935

                     To Be  Filed Annually prior to March 1

                                   DQE, Inc.
                               (File No. 69-362),

                           Duquesne Enterprises, Inc.
                               (File  No. 69-412)
                                      and
                           DQE Energy Services, Inc.
                               (File No. 69-419)
-------------------------------------------------------------------------------

                              (Name of Companies)

                      For the year ended December 31, 1997

     Each of DQE, Inc., Duquesne Enterprises, Inc., and DQE Energy Services, Inc., hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claims for exemption the following information is submitted.

ITEM 1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds and interest.

     DQE, Inc. ("DQE"), Duquesne Enterprises, Inc. ("DE") and DQE Energy Services, Inc. ("DES") are public utility holding companies incorporated in the Commonwealth of Pennsylvania. DQE is not engaged in any business independent of that conducted through its subsidiaries. DQE has six wholly-owned subsidiaries, Duquesne Light Company ("Duquesne Light"), DE, DES, DQEnergy Partners, Inc. ("DQEnergy Partners"), Montauk, Inc. ("Montauk") and Brighter Light Corporation ("Brighter Light").

     (1)  Duquesne Light and Subsidiaries.  Duquesne Light is a public utility
          -------------------------------
company as defined by the Pennsylvania Public Utility Code and the Public Utility Holding Company Act of 1935 ("PUHCA"). Duquesne Light is engaged in the generation, transmission, distribution and sale of electric energy and serves an area of approximately 800 square miles, which includes the City of Pittsburgh and municipalities in Allegheny, Beaver and, to a limited extent, Westmoreland counties, Pennsylvania. The population of the area served by Duquesne Light, based on 1990 census data, is approximately 1,510,000, of which 370,000 reside in the City of Pittsburgh. At December 31, 1997, Duquesne Light had 3,352 employees, including 1,114 employees at its Beaver Valley Power Station. Duquesne Light and four other electric utilities serving western Pennsylvania and northern and central Ohio have provided for the construction of jointly-owned base load generating units and for coordination in the operation of their respective electrical systems.

     Duquesne Light has one wholly-owned subsidiary, Monongahela Light & Power Company which is registered to do business as Duquesne Ventures ("DV"), which has three wholly-owned subsidiaries, Diemen-Flevo Co. ("Diemen-Flevo"), Oakridge Resources, Inc. ("Oakridge Resources") and EnviroGas Recovery, Inc. ("EnviroGas"). Duquesne Light is also the general partner of Duquesne Capital Limited Partnership ("Duquesne Capital L.P.").

     Diemen-Flevo is engaged in making investments to accumulate funds for the decommissioning of fossil-fueled power stations. Diemen-Flevo is the beneficial owner of the Diemen-Flevo Trust, which is a party to financial transactions involving certain commercial equipment leases, including the sale and lease-back of non-voting, non-controlling interests in two generating facilities in the Netherlands. The subject lease transactions are passive investments which generate certain tax benefits.

     Oakridge Resources is engaged in the leasing of coal properties to an unaffiliated construction and mining company. Oakridge Resources also owns a 50% joint venture interest in Laurel Ventures, which interest was acquired as consideration for contributing certain coal properties owned by DQE. Laurel Ventures is engaged in the sale and marketing of coal.

     EnviroGas is engaged in gathering, processing and selling coal bed methane gas on a wholesale basis to gas pipeline companies. EnviroGas has acquired the rights to the methane gas and has entered into agreements with the owners of the real property containing the coal beds to collect such gas. In addition, through its 100% membership interest in LFG Capital, L.L.C., EnviroGas is also engaged in landfill gas recovery projects in Pennsylvania.

     Duquesne Light; DV; Oakridge Resources; and EnviroGas are organized under the laws of Pennsylvania. Duquesne Capital L.P., Diemen-Flevo and LFG Capital, L.L.C. are organized under the laws of Delaware.

     (2)  DE and Subsidiaries.  DE makes strategic investments beneficial to
          -------------------
DQE's core energy business. These investments are intended to enhance DQE's capabilities as an energy provider, increase asset utilization and act as a hedge against changing business conditions. DE has six wholly owned subsidiaries: Allegheny Development Corporation ("ADC"); Property Ventures, Ltd. ("Property Ventures"); JLK Technology Inc. ("JLK"); DQE Communications, Inc. ("Communications"); On-Demand Energy, Inc. ("On-Demand"); and Keystone Power Services, Inc.

     ADC owns the energy facilities for the Pittsburgh International Airport. ADC is not a public utility company for purposes of the Pennsylvania Public Utility Code. DQE has, however, elected to treat ADC as an electric utility company for purposes of the PUHCA. See DQE, Inc., Holding Co. Act Release No. 26257 (Mar. 24, 1995) (authorizing the acquisition of ADC under Sections 9(a)(2) and 10 of the PUHCA). ADC's utility operations, which are located within the service territory of Duquesne Light, are currently integrated with those of Duquesne Light.

     Property Ventures owns and develops real estate in southwestern
Pennsylvania.

     JLK was formed to hold a 50% limited partnership interest in Kommco, L.P., a joint venture formed with ITRON, Inc. to offer wireless communications for regional monitoring and control services.

     DE formed Communications to enter into a joint venture ("Pittsburgh Fiber") with a telecommunications company to establish a fiber optic telecommunications network in the Pittsburgh area. Pittsburgh Fiber is a general partnership with Communications and its joint venture partner owning 49% and 51% interests, respectively.

     On-Demand markets energy-related products such as demand controls and energy-efficient lighting.

     Keystone Power Services, Inc. is a wholly owned inactive subsidiary of DE.

     DE owns 40% of the outstanding voting securities of Lab Cor. Inc., which provides inorganic air analytical laboratory services. DE also owns 25% of the voting securities of Recra Environmental ("Recra") which provides environmental testing and measurement services. Recra has one inactive subsidiary, Electro-Pure Systems, Inc.

     DE; ADC; Property Ventures; Keystone Power Services, Inc.; Communications; Pittsburgh Fiber; and On-Demand are organized under the laws of Pennsylvania. JLK; Kommco, L.P.; and Electro-Pure Systems, Inc. are organized under the laws of Delaware. Recra is organized under the laws of New York. LabCor, Inc. is organized under the laws of Oregon.

     (3)  DES and Subsidiaries.  DES is a diversified energy services company
          --------------------
offering a wide range of energy solutions for industrial, utility and consumer markets worldwide. DES initiatives include energy facility development and operation, domestic and international independent power production, and the production and supply of innovative fuels. DES has six wholly owned subsidiaries: DQE Power International, Inc. ("Power International"); Duquesne Energy, Inc. ("DEN"); DH Energy, Inc. ("DH Energy"); MT Energy, Inc. ("MT Energy"); DH Canada, Inc. ("DH Canada"); and Monmouth Energy, Inc. ("Monmouth"), which is an EWG and discussed in Item 4 below.

     Power International formed ElectroGen International L.L.C., a joint venture with Marathon Oil Company, to develop, own and operate power generation projects in selected international markets. Power International owns a 50% interest in ElectroGen International, L.L.C., which in turn has one wholly owned subsidiary, ElectroGen International Limited, formed to identify and develop project opportunities for the joint venture. In addition, Power International has six wholly owned subsidiaries: ElectroGen International-DQE Power Limited, ElectroGen International-DQE Power Alpha Limited, ElectroGen International-DQE Power Beta Limited, ElectroGen International-DQE Power Gamma Limited, ElectroGen International-DQE Power Delta Limited and ElectroGen International-DQE Power Quang Ninh Limited. ElectroGen International-DQE Power Limited owns a 50% joint-venture interest in ElectroGen Maveli Limited, which was formed to develop power projects in Pakistan and India. ElectroGen International-DQE Power Alpha Limited and ElectroGen International-DQE Power Beta Limited own 50% joint-venture interests in ElectroGen Alpha Limited and ElectroGen Beta Limited, respectively, which were formed to develop power projects outside the United States. ElectroGen International-DQE Power Quang Ninh Limited owns a 50% joint-venture interest in ElectroGen Quang Ninh Sdn. Bhd., which was formed to develop power projects in Vietnam.

     DEN developed a strategic alliance with CQ, Inc. to produce E-Fuel(TM), a coal-based synthetic fuel. DEN is otherwise engaged in developing fuel and fuel-related technologies.

     DH Energy agreed with Heinz U.S.A. to provide energy services to the Heinz factory complex in Pittsburgh, Pennsylvania. DQE has elected to treat DH Energy as an electric utility company for purposes of the PUHCA. See DQE, Inc., Holding Co. Act Release No. 26728 (June 10, 1997) (authorizing the acquisition of DH Energy). The utility operations of DH Energy are currently integrated with those of Duquesne Light.

     MT Energy agreed to operate the Pittsburgh Airport facilities pursuant to an operating and maintenance agreement with ADC. DQE has elected to treat MT Energy as an electric utility company for purposes of the PUHCA. See DQE, Inc., Holding Co. Act Release No. 26728 (June 10, 1997). The utility operations of MT Energy are currently integrated with those of Duquesne Light.

     DH Canada agreed with H.J. Heinz Company of Canada Ltd. to provide steam, compressed air and operations and maintenance services to the Heinz factory complex in Leamington, Ontario.

     DES; DEN; MT Energy; and DH Energy are organized under the laws of Pennsylvania. Power International and ElectroGen International L.L.C. are organized under the laws of Delaware. DH Canada is organized under the laws of New Brunswick, Canada. ElectroGen International-Quang Ninh Limited; ElectroGen International Limited; ElectroGen International-DQE Power Limited; ElectroGen International-DQE Power Alpha Limited; ElectroGen International-DQE Power Beta Limited; ElectroGen International-DQE Power Gamma Limited; and ElectroGen International-DQE Power Delta Limited are organized under the laws of the Cayman Islands. ElectroGen Maveli Limited, ElectroGen Alpha Limited and ElectroGen Beta Limited are organized under the laws of Mauritius. ElectroGen Quang Ninh Sdn. Bhd. is organized under the laws of Malaysia.

     (4)  DQEnergy Partners and Subsidiaries.  DQEnergy Partners was formed to
          ----------------------------------
align DQE with strategic partners to capitalize on opportunities in the energy services industry. Alliances with strategic partners are intended to enhance the utilization and value of DQE's strategic investments and capabilities while establishing DQE as a total energy provider.

     DQEnergy Partners' wholly owned subsidiary, Secure Energy, Inc. ("Secure Energy"), conducts marketing initiatives on behalf of DQEnergy Partners and its affiliate companies. The activities of Secure Energy are intended to ensure that DQE's investments are fully utilized and presented to customers as a single branded package on a regional basis and, with strategic partners, on a national basis. Secure Energy works with commercial customers to ascertain their energy management needs and determine the appropriate mix of products offered by DQE's nonutility affiliates (e.g., demand controls, energy-efficient lighting, and the WeatherProof Bill/SM/) to meet those needs, combining them into a single product package for such customers.

     DQEnergy Partners owns a 40% interest in WeatherWise USA LLC
("WeatherWise") which markets weather-related services throughout the country. Such weather-related services include, for example, the WeatherProof Bill/SM/, which allows customers to pay a predetermined, guaranteed amount for their annual energy usage, regardless of the variation in the weather.

     DQEnergy Partners owns 100% of the Class A stock of AquaSource, Inc. ("AquaSource"), which was formed to acquire small to mid-sized water, wastewater and water services companies, with its initial focus in Texas. AquaSource has four wholly owned subsidiaries. Two of AquaSource's subsidiaries are AquaSource Acquisition, Inc., which was formed to hold non-utility assets of acquired companies, and AquaSource Utility, Inc., which was formed to hold the assets, and eventually the stock, of regulated water company subsidiaries. The remaining 16 subsidiaries of AquaSource are water, wastewater or water services companies: AquaSource Cypress Creek, Inc.; AquaSource Whisenant, Inc.; AquaSource Suburban Austin, Inc.; AquaSource Woodcreek, Inc.; AquaSource Creekside, Inc.; AquaSource Redwood, Inc.; AquaSource Peek Road, Inc.; AquaSource Buffalo Creek, Inc.; AquaSource Lakeside, Inc.; AquaSource/TEC Utilities, Inc.; AquaSource/TEC Services, Inc.; AquaSource/CB, Inc.; AquaSource/AU, Inc.; AquaSource/MMS, Inc.; AquaSource/CTU, Inc.; and S&B Water System Management Corp. AquaSource/MMS, Inc. has one wholly owned subsidiary, Weston and Sampson Services, Inc., a water services company.

     DQEnergy Partners has applied to the Pennsylvania Public Utility Commission to acquire a 50% interest in Allegheny Energy Solutions L.L.C. ("AE Solutions"), a joint venture with Allegheny Energy Solutions, Inc. AE Solutions was formed to pursue cooperative market activities with Allegheny Energy, Inc.

     DQEnergy Partners, Secure Energy and WeatherWise are organized under the laws of Pennsylvania. AquaSource and AE Solutions are organized under the laws of Delaware. All of AquaSource's subsidiaries are organized under the laws of Texas.

     (5)  Montauk and Subsidiaries.  Montauk is a financial services company
          ------------------------
that makes long-term investments and provides financing for DQE's other market-driven businesses and their customers. Generally speaking, Montauk and its subsidiaries engage in a variety of tax-related investments and transactions -- affordable housing projects, sale/leasebacks, lease/leasebacks, and investments in alternative energy -- which are designed to generate certain tax benefits for the DQE system.

     Montauk owns title to two coil carriers, two forklifts and two trucks that are leased to Weirton Steel Corporation. Montauk also holds an 18% limited partner interest in AG&J Power Fund, L.P., which invests in utility stocks. Because the interest in the fund is nonvoting and noncontrolling, the subject limited partnership is not a subsidiary of DQE within the meaning of the PUHCA.

     Montauk also has two wholly owned subsidiaries: (i) Bushton Company ("Bushton"), which holds various investments and acts as general partner in certain limited partnerships, and (ii) Monticello Corporation. Monticello Corporation is the 1% general partner of Monticello Leasing L.P. ("Monticello L.P.") which is the beneficial owner of an unnamed trust (the "Monticello L.P. Trust") with Fleet National Bank of Connecticut as Trustee. The Monticello L.P. Trust holds legal title to a bucket wheel excavator and cross-pit spreader in a transaction involving a sale and leaseback to Texas Utilities Mining Company ("Texas Utilities").

     Bushton has the following wholly owned subsidiaries:

          - Monticello Two Corporation ("Monticello Two"), which is the 99% limited partner of Monticello L.P. Monticello Corporation, a direct subsidiary of Montauk as discussed above, is the general partner of Monticello L.P.

          - Carthage Field Corporation ("Carthage"), which holds approximately 42% of the beneficial interest in Seagull Series 1995 Trust, a Delaware business trust which owns certain interests in oil and gas investments. These interests are nonvoting and noncontrolling.

          - Utrecht Company ("Utrecht"), which holds the sole beneficial interest in UNA Facility Trust No. 2, with the Wilmington Trust Company as Trustee. The UNA Facility Trust No. 2 is a party to a financial transaction involving the lease and leaseback of nonvoting, noncontrolling interests in a generating facility in the Netherlands known as Hemwegcentrale Unit 8.

          - Schiphol Corporation ("Schiphol"), which holds the sole beneficial interest in the UNA Facility Trust No. 5, with the Wilmington Trust Company as Trustee. The UNA Facility Trust No. 5 is a party to a financial transaction involving the lease and leaseback of nonvoting, noncontrolling interests in Hemwegcentrale Unit 8.

          - Alkmaar, Inc. ("Alkmaar"), which is the sole beneficiary of the HVC Facility Trust No. 3 ("HVC Trust"), with the Wilmington Trust Company as Trustee. The HVC Trust is a party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in a waste-to-energy facility located in the Netherlands.

          - Amagansett, Inc. ("Amagansett") which owns certain passive limited liability company interests in landfill gas recovery investments.

          - Maasvlakte Corporation ("Maasvlakte"), which holds the beneficial interest in EZH Facility Trust No. 1997 A-3 and EZH Facility Trust No. 1997 A-6 (together, the "EZH Trusts"), with the Wilmington Trust Company as Trustee. The EZH Trusts are party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interest in a power facility in the Netherlands.

          - Holyhead Corporation ("Holyhead"), which holds the beneficial interest in Stena Explorer Trust 1997-A ("Explorer Trust") with the Wilmington Trust Company as Trustee. The Explorer Trust is party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in HSS Stena Explorer, a high-speed ferry that runs across the Irish Sea. Holyhead Corporation also holds a beneficial interest in Stena Voyager Trust 1997-A ("Voyager Trust") with the Wilmington Trust Company as Trustee. The Voyager Trust is party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in HSS Stena Voyager, another high-speed ferry that runs across the Irish Sea.

          - Diemen No. 33 Corporation ("Diemen No. 33"), which holds the beneficial interest in UNA Diemen 33 Trusts Nos. 1 and 2, with the Wilmington Trust Company as Trustee. The trusts are party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in a power facility in the Netherlands.

     Bushton is also the general partner of several limited partnerships which, in turn, are limited partners in the following limited partnerships that invest in affordable housing: Bushton BCP Investment Partnerships I-VI, L.P. (collectively, "Bushton BCP L.P."); Bushton BFG Investment Partnerships I-IV, L.P. (collectively, "Bushton BFG L.P."); and Bushton TRG Investment Partnerships I-V, L.P. (collectively, "Bushton TRG L.P.").

     Bushton is also the sole beneficiary under a business trust that was formed to facilitate certain financial transactions, the Bushton Equipment Trust 1991-D, with First Chicago National Bank as Trustee. The Bushton Equipment Trust 1991-D holds an undivided interest with four other trusts in a natural gas plant in Kansas that is leased to KN Energy, Inc.

     Bushton is also a limited partner in limited partnerships that invest in affordable housing, oil and gas, and waste-to-energy facilities. Because these limited partnership interests in affordable housing, oil and gas, and waste-to-energy facilities are nonvoting and noncontrolling, the subject limited partnerships are not subsidiaries of DQE within the meaning of the PUHCA. In addition, Bushton has title to certain railroad cars that are leased to Occidental Petroleum, and a dragline that is leased to Central Ohio Coal Company.

     Montauk; Bushton; Monticello Corporation; Monticello L.P.; Monticello Two; Carthage; Utrecht; Schiphol; Alkmaar; Amagansett; Maasvlakte; Holyhead; and Diemen No. 33 are organized under the laws of Delaware.

     As of December 31, 1997, DV, Duquesne Capital L.P., Keystone, Electro-Pure, ElectroGen International-DQE Power Gamma Limited, ElectroGen International-DQE Power Delta Limited and Brighter Light did not have active operations.



ITEM 2.  Properties

     None of DQE, DE or DES owns any properties used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas.

     The principal properties of Duquesne Light consist of electric generating stations, transmission and distribution facilities and supplemental properties and appurtenances, comprising as a whole an integrated electric utility system, located substantially in Allegheny and Beaver counties in southwestern Pennsylvania. Duquesne Light owns all or a portion of the following generating units, except its interest in Beaver Valley Unit No. 2, which is leased.

                                                  Duquesne Light's
                                                    Share of Net                Net
                                                    Demonstrated            Plant Output
                                                     Capability              Year Ended
                                                 December 31, 1997       December 31, 1997
      Name and Location             Type             (Megawatts)           (Megawatt-hours)
------------------------------  -----------  --------------------------  ------------------
                                                Summer        Winter
                                             ------------  ------------
Cheswick                          Coal            562           570          3,475,197
     Springdale, PA

Elrama                            Coal            474           487          2,097,700
      Elrama, PA

Sammis Unit 7 (1)                 Coal            187           187            998,838
     Stratton, OH

Eastlake Unit 5 (1)               Coal            186           186            730,184
     Eastlake, OH

Beaver Valley Unit 1 (1)        Nuclear           385           385          1,925,121
     Shippingport, PA

Beaver Valley Unit 2 (1)        Nuclear           113           113            878,998
     Shippingport, PA

Perry Unit 1 (1)                Nuclear           161           164          1,117,806
     North Perry, OH

Bruce Mansfield Unit 1 (1)      Coal              228           228          1,397,484
     Shippingport, PA

Bruce Mansfield Unit 2 (1)      Coal               62            62            297,012
     Shippingport, PA

Bruce Mansfield Unit 3 (1)      Coal              110           110            511,924
     Shippingport, PA

Brunot Island                   Oil               144           178              5,034
     Brunot Island, PA                          -----         -----         ----------

                                                -----         -----         ----------
Total                                           2,612         2,670         13,435,298
                                                =====         =====         ==========

___________________________
(1) Amounts represent Duquesne Light's share of the unit which is owned by Duquesne Light in common with one or more other electric utilities (or, in the case of Beaver Valley Unit 2, leased by Duquesne Light).

     Duquesne Light owns 36 transmission substations (including interests in common in the step-up transformers at Sammis Unit 7; Eastlake Unit 5; Beaver Valley Unit 1; Beaver Valley Unit 2, Perry Unit 1; Bruce Mansfield Unit 1; Bruce Mansfield Unit 2; and Bruce Mansfield Unit 3) and 570 distribution substations. Duquesne Light has 714 circuit-miles of transmission lines, comprised of 345,000, 138,000 and 69,000 volt lines. Street lighting and distribution circuits of 23,000 volts and less include approximately 50,000 miles of lines and cable.

     Duquesne Light owns, but does not operate, the Warwick Mine, including 4,849 acres owned in fee of unmined coal lands and mining rights, located on the Monongahela River in Greene County, Pennsylvania.

     Substantially all of Duquesne Light's properties are subject to a mortgage lien of an Indenture of Mortgage and Deed of Trust dated as of April 1, 1992. Certain pollution control facilities are subject to an additional mortgage lien.

     The principal properties of ADC consist of heating and chilling facilities and to a limited extent electrical facilities, consisting of one busduct and three unitized capacitors, comprising as a whole a total energy services facility to provide hot water, chilled water and electric energy to the Pittsburgh International Airport, located in Allegheny County in southwestern Pennsylvania.



ITEM 3.  Electric energy sold, purchased and distributed.

     None of DQE, DE or DES sold, distributed or purchased (except for its own use) any kwh of electric energy during 1997.

     (a) Duquesne Light sold to customers during 1997, 12,224,000 kwh of electric energy at retail and 12,560,384 kwh of electric energy at wholesale. In addition, Duquesne Light sold to other utilities during 1997, 1,444,822,000 kwh of electric energy at wholesale. During 1997, ADC sold, 92,237,828 kwh of electric energy at retail to a single customer, the County of Allegheny. During 1997, DH Energy sold 18,776,000 kwh of electric energy at retail to a single customer, Heinz USA. Although treated as an electric utility under the PUHCA, MT Energy only operates the airport energy facility owned by ADC, and did not sell any electric energy at wholesale or retail during 1997.

     (b) During 1997, none of Duquesne Light, ADC, MT Energy or DH Energy distributed at retail any electric energy outside the Commonwealth of Pennsylvania, the jurisdiction in which Duquesne Light, ADC, MT Energy and DH Energy are incorporated.

     (c) Duquesne Light sold at wholesale during 1997, 1,115,601,000 kwh of electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line. During 1997, none of ADC, DH Energy or MT Energy sold, or had the ability to sell, at wholesale any electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line.

     (d) Duquesne Light purchased during 1997, 925,542,000 kwh of electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line. None of ADC, DH Energy or MT Energy purchased any electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line during 1997.



ITEM 4. Information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

          (a) DE holds no interest directly or indirectly in an EWG or a foreign utility company. DQE and DES hold no interest directly or indirectly in a foreign utility company.

               Monmouth Energy, Inc. ("Monmouth") is the sole EWG within the DQE system, and is located in Neptune, New Jersey. Its facility is capable of producing a nominal 10.0 megawatts of power from approximately 5.9 million standard cubic feet a day (dry basis) of landfill gas.

          (b) DES owns 100% of Monmouth's common stock. DQE owns 100% of DES' common stock.

          (c) As of December 31, 1997, DES had invested $6.2 million in Monmouth for construction of the facility. DQE has made no direct investment.

               There are no direct or indirect guarantees by DQE or DES of Monmouth's security.

               There is no direct or indirect recourse to DES or DQE or any other system company for any debt or other financial obligation of Monmouth DQE affiliate.

          (d) Monmouth's capitalization in 1997 was $6.6 million. Monmouth had no earnings in 1997 as it was not an operating company.

          (e) There are no service, sales or construction contracts between Monmouth and any system company.

EXHIBIT A


          A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

          A consolidating statement of income and surplus of DQE for 1997, together with a consolidating balance sheet of DQE as of December 31, 1997 is attached as Exhibit 99.1 (which should be read in conjunction with the Footnotes to Consolidated Financial Statements filed as part of the DQE Annual Report on Form 10-K for the year ended December 31, 1997 (Securities and Exchange Commission File No. 1-10290), and incorporated herein by reference).

          A consolidating statement of income and surplus of DE for 1997, together with a consolidating balance sheet of DE as of December 31, 1997 is attached as Exhibit 99.2.

          A consolidating statement of income and surplus of DES for 1997, together with a consolidated balance sheet of DES as of December 31, 1997 is attached as Exhibit 99.3.

          Consolidating statements of income and surplus of Duquesne Light, DQEnergy Partners and Montauk for 1997, together with consolidated balance sheets of Duquesne Light, DQEnergy Partners and Montauk as of December 31, 1997 have been filed separately pursuant to a request for confidential treatment.

EXHIBIT B


          The required Financial Data Schedules are attached as Exhibit 27.1,
Exhibit 27.2 and Exhibit 27.3.

EXHIBIT C


          An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

                                 -------
                                 | DQE |
                                 -------
                                    |
   ----------------------------------------------------------------------
   |             |            |            |               |            |
----------    --------    ---------   ------------    -----------  ------------
|Duquesne|    |  DE  |    |  DES  |   | DQEnergy |    | Montauk |  | Brighter |
| Light  |    |      |    |       |   | Partners |    |         |  |  Light   |
----------    --------    ---------   ------------    -----------  ------------
                              |
                          ------------
                          | Monmouth |
                          |   (EWG)  |
                          ------------


Monmouth is a wholly owned subsidiary of DES. DES, together with each of Duquesne Light, DE, DQEnergy Partners, Montauk and Brighter Light, is a wholly owned subsidiary of DQE.

          Each of the above-named claimants has caused this statement to be duly executed on its behalf by its authorized officers on this 30th day of April, 1998.

ATTEST:                                     DQE, INC.


 /s/ Diane S. Eismont                     By:    /s/ Gary L. Schwass
----------------------                         ----------------------
Diane S. Eismont                               Gary L. Schwass
Secretary                                      Executive Vice President, and
                                               Chief Financial Officer


CORPORATE SEAL

ATTEST:                                   DUQUESNE ENTERPRISES, INC.


 /s/ Diane S. Eismont                     By:    /s/ Thomas A. Hurkmans
----------------------                        -------------------------
Diane S. Eismont                              Thomas A. Hurkmans
Secretary                                     President

CORPORATE SEAL

ATTEST:                                   DQE ENERGY SERVICES, INC.


/s/ Diane S. Eismont                      By:    /s/ Alexis Tsaggaris
----------------------                        -----------------------
Diane S. Eismont                              Alexis Tsaggaris
Secretary                                     President

CORPORATE SEAL

Name, title and address of officer to whom notice and correspondence concerning this statement should be addressed:

                                                           President and
David D. Marshall                                     Chief Executive Officer
------------------------------------------------------------------------------
      (Name)                                                  (Title)

DQE
Cherrington Corporate Center
500 Cherrington Parkway, Suite 100
Coraopolis, PA  15108-3184
-------------------------------------------------------------------------------
          (Address)